503/9/05

05036631

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 36214

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zeus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. Box 5335
(No. and Street)

Hauppauge, NY 11788
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Davidson 631-382-2663
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trainor, John Thomas
(Name — *if individual, state last, first, middle name*)

76-21 266 St, New Hyde Park, NY 11040
(Address) (City) (State) Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zeus Securities, Inc., as of December 31, 2004, ~~19x~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Alan Davidson
Signature

President
Title

Lisa M. Valsecck
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZEUS SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

ZEUS SECURITIES, INC.

TABLE OF CONTENTS

	Page
Report of Independent Certified Public Accountant	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Cash Flows	5
Statement of Changes in Stockholders' Equity	6
Supplemental Schedules	
Schedule 1 - Statement of Changes in Liabilities Subordinated to Claims of Creditors	7
Schedule 2 - Computation of Net Capital	8
Notes to Financial Statements	9-10
Independent Auditor's Report on Internal Accounting Controls Required by SEC Rule 17a-5	11-13
Independent Auditor's Report on SIPC Annual Assessment Required by SEC Rule 17a-5	14

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, New York 11040

718-343-8865

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Attn: Mr. Alan Davidson
Zeus Securities, Inc.
Hauppauge, NY 11788-0141

I have audited the accompanying statement of financial condition of Zeus Securities, Inc., as of December 31, 2004, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, subject to the qualification as to pending litigation against Zeus Securities, Inc. (please see Note 6, page 10), the financial statements referred to above present fairly, in all material respects, the financial position of Zeus Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants

I conducted my audit for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 28, 2005

Zeus Securities, Inc.
Statement of Financial Condition
December 31, 2004

ASSETS

CURRENT ASSETS		
Cash - First National Bank	$ 36,332	
Deposit Balance - Trading Account	6,402	
Trading Account - Marked to Market	508,310	
Commissions Receivable - Sterne Agee	69,950	
Total Current Assets		$ 620,994
FIXED ASSETS		
Property, Furniture, and Equipment	$ 24,308	
Total Fixed Assets (Note 3)		24,308
OTHER ASSETS		
Other Receivables	$ 9,996	
Prepaid Insurance	814	
NASD Warrants	3,300	
Security Deposits	2,469	
Total Other Assets		16,579
Total Assets		$ 661,881

LIABILITY AND CAPITAL

CURRENT LIABILITIES		
Payables to Brokers or Dealers	$ 159,415	
Accounts Payable and Accrued Expenses	243,620	
Total Current Liabilities		$ 403,035
CAPITAL		
Common Stock	$ 10,000	
Paid-in Capital	316,117	
Retained Earnings (Deficit)	(67,271)	
Total Capital		258,846
Total Liabilities and Capital		$ 661,881

ZEUS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31,2004

REVENUE		
Commissions and Income	$ 103,423	
Total Revenues		$103,423
EXPENSES		
Salaries and Wages	$ 46,597	
Commissions to Other Broker-Dealers	3,770	
Regullatory Fees and Expenses	2,355	
Other Expenses	95,991	
Total Expenses		148,713
Net Income (Loss) from Operations		$ (45,290)

ZEUS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS USED BY OPERATING ACTIVITIES

Net Income		$ (45,290)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities Affecting Operating Activities:		
Decrease in Accounts Payable	(30,000)	
Decrease in Additional Paid-in Capital	(11,149)	
Other Increases	6,108	
		(35,041)
Net Cash provided by Operations		$ (80,331)
CASH FLOWS USED BY OPERATIONS		
Net Cash Provided by Investing Activities		-
Net Increase (Decrease) in Cash		$ (80,331)
Cash at January 1, 2003		116,663
Cash at December 31, 2004		$ 36,332

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)
Balance, January 1, 2004	$ 10,000	$ 327,266	$ 73,416
Capital Additions		(11,149)	
Net Income (Loss)			(45,290)
Other Reductions			(95,397)
Balance, December 31, 2004	$ 10,000	$ 316,117	$ (67,271)

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	$0
Changes - End of Period	0
Balance - End of period	$0

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
COMPUTATION UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

Net Capital	
Total Stockholders' Equity	$258,846
Deductions and/or Charges Non-Allowable Assets	40,886
Net Capital Before Haircuts on Securities Position	$217,960
Haircuts on Securities Position	86,566
Net Capital (Note 2)	$131,394
Aggregate Indebtedness (Note 2) Items Included in the Statement of Financial Condition	
Accounts Payable and Accrued Expenses	245,325
Computation of Basic Net Capital Requirement Minimum Net Capital Required	100,000
Excess Net Capital (Notes 2 and 5)	$ 31,394

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Zeus Securities, Inc. is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the N.A.S.D., Inc.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Stern, Agee, Leach, Inc., all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Stern, Agee, Leach, Inc. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Stern, Agee, Leach, Inc.

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2004, the Company did not maintain a position in any marketable securities.

Chapter "C" Corporation

Zeus Securities, Inc. is a regular "C" corporation for federal and NYS corporation income tax purposes.

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2004 the Company had net capital of $131,394, which was $31,394 in excess of the amount required.

Note 3 - <u>Fixed Assets</u>

Fixed assets consist of an automobile and furniture & fixtures with a net book value in the amount of $23,581.

Note 4 - <u>Reserve Requirements</u>

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 5 - <u>Excess Net Capital</u>

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2004. There were no material differences in the computation of net capital of Zeus Securities, Inc.

Note 6 - <u>Pending Litigation</u>

Zeus Securities, Inc. is a defendant in a third party claim action. Zeus' counsel states that at this juncture it is impossible to determine with any degree of certainty Zeus' possible liability in the pending litigation.

ZEUS SECURITIES, INC.
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2004

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 28, 2005

Mr. Alan Davidson
Zeus Securities
Hauppauge, New York 11788

Dear Mr. Davidson:

I have audited the financial statements of Zeus Securities, Inc. for the year ended December 31, 2004 and have issued my report thereon dated February 28, 2005. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Zeus Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system of internal accounting control at Zeus Securities, Inc., taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objective.

This report is intended solely for the use of management, the Security Exchange Commission, and the National Association of Securities Dealers and should not be used for any other purpose.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 28, 2005

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 28, 2005

Zeus Securities, Inc.
P.O. Box 5335
Hauppauge, NY 11788-0141

Gentlemen:

I have examined the general assessment and payments due SIPC by Zeus Securities, Inc., for the year ended December 31, 2004. The assessment and payments are reflected below:

Payment Date	January 14, 2004
Amount Paid	$150.00 (Minimum)
SIPC Collection Agent	Washington, D.C.

In my opinion, the aforesaid statement presents fairly the assessment determined and paid in accordance with applicable instruction and forms by Zeus Securities, Inc., at December 31, 2004.

John T. Trainor
Certified Public Accountant

February 28, 2005

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants